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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of __________________________________________________________________________January 2004

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases: 1/28/2004; 4/5/2004; 4/20/2004; and 5/14/2004

2.  Notice of Meeting and Record Date for AGM to be held 6/15/2004,

    dated 4/28/2004

3.  Notice/Proxy/Information Circular for AGM to be held 6/15/2004,

    dated 5/17/2004

4.  Audited Financial Statements for Fiscal 2003 Ended 12/31/2003,

     SEDAR file 5/19/2004

5.  Form 51-102F1: Management’s Discussion & Analysis, SEDAR filed 5/17/2004

6.  Form 13-502F1: Annual Participation Fee for Reporting Issuers,

     SEDAR filed 5/20/2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):               ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PORTRUSH PETROLEUM CORPORATION

Suite 200, 1687 West Broadway, Vancouver, BC   V6J IX2

CDNX SYMBOL: PSH

BULLETIN BOARD:PRRPF                                                                                                                                        January 28, 2004

FOR IMMEDIATE RELEASE

Portrush wishes to announce that it has signed a letter of intent with the McAlester Fuel Company of Houston, Texas to enter into a joint venture to develop the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas.

Phase One of the development will fund the drilling and completion of twelve wells within the project area of 620 acres.  Portrush will earn the right to participate in the additional development of the property as spacing may dictate on the project.  Portrush’s 10% working interest will be vested concurrent with the funding of and completion or abandonment of each well.

The McFuel properties are comprised of three contiguous tracts of land totalling 620 acres and are considered part of the Mission River Oil and Gas field discovered in1930.  They are adjacent to the Refugio Area Field Complex (gas discovered in1919; oil discovered in 1928), which area currently has produced over 944,000,000 barrels of oil and eventually will produce another 500,000,000 barrels, plus at least a trillion cubic feet of natural gas. A string of large oil and gas fields runs Northeast Southwest.  These include the giant Tom O’Connor, Greta, Lake Pasture and McFadden Fields. All these fields produce from less than 6,500 feet.

The 620 acre leases are presently held by production from the +6,500 foot level. Two wells on the property produce approximately 20 barrels of oil a day.

The initial twelve (12) well program will test (a) bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; (b) untested shallow oil at 4,100 feet and (c) untested shallow gas from 600 to 2,300 feet.

Openhole and cased-hole logs, sidewall cores and open hole repeat formation testing will evaluate these intervals for completion.

The project will add to the company’s cash flow almost immediately, following drilling and completion operations.  The operator conservatively estimates that the property has potential to add over 2 million barrels of oil and 10 billion cubic feet of gas to the existing reserves as a result of the proposed program. A gas pipeline runs through the property.

In addition to a 10% working interest in the twelve well program Portrush will also earn a 5% working interest in the No.1 San Bernard well in Austin and Colorado Counties and the No.1 North Strahan well in Austin County, both in Texas.

The company also wishes to announce it has agreed a 3.75 million share private placement at 20 cents a share.

An update on the company’s Michigan property will be released shortly. Information on the company can be obtained by calling 800-828-1866 or at portrushpetroleum.com.

To the extent that this news release contains forward-looking statements regarding drill results, estimates of petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind.  Forward –looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.  The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Suite 200, 687 West Broadway

Vancouver, British Columbia, Canada  V6J 1X2

TSX Venture Exchange: PSH

NASD OTC Bulletin Board: PRRPF

April 5, 2004

PORTRUSH CONCLUDES $600,000 FINANCING

Portrush wishes to announce that it has concluded a private placement for three million, one hundred thousand units at twenty cents a unit.  Each unit will consist of a share and one share purchase warrant.  Eight warrants and an additional twenty cents will entitle the holder to purchase one additional share for a period of one year.  The warrants will entitle the holders to purchase a total of 387,500 shares at 20 cents a share. The funds will be used to fund the company’s participation in the Mission River project in Texas.  A 7.5% commission is payable in cash or shares.

The company is involved in two oil and gas development projects, one in Texas, one in Michigan.

In Michigan the operator has advised that the permit to drill the Spens No.1 has been granted.  This well will be drilled to a depth of 3,200 feet to test the Niagaran as soon as a drilling rig becomes available. We anticipate the well will be drilled during April and will take two weeks to drill.  The well will offset the existing two producing wells on the Lenox project.  Results from this well will allow Portrush and partners to size the gas pipeline and production equipment and will allow gas that is currently being flared to go on stream.  It will also allow the company to proceed with a full evaluation of the up-hole gas that has been encountered on every well drilled to date.  The leasing campaign has concluded and additional drilling is envisaged upon completion of the Spens No. 1.

In Texas the San Bernard No.1 well has been placed on production at a rate of five hundred thousand cubic feet of gas per day.  The company has received its first production revenue from this property which was placed on production in March.  The North Strahan No.1 is awaiting completion.  Portrush has a 5% interest in these two wells.  All oilfield activity in the Gulf Coast was severely impacted by consistent and heavy rainfall since late November.  Recent weather improvements have allowed the Mission River project to get underway. It is anticipated developments in Texas can continue without interruption for the next several months.

The McAlester Fuel Company, the operator of the Mission River project has informed the company that the drilling contractor is now free to move on the property. Access roads and drilling site pads for the first two wells are completed.  Portrush has a 10% working interest in the development. The wells will be drilled to approximately 6,800 feet.  There are a total of eighteen zones in total which have oil or gas production history elsewhere in the oilfield.

A new discovery located 467 feet from our lease or approximately 934 feet (or 1/6th of a mile) from our first wellsite has recently been placed on production. The well is estimated to have produced approximately 750,000 cubic feet of natural gas plus an undisclosed amount of condensate daily through recent time.  The impact of this production so close to our development provides additional evidence of the presence of previously overlooked and not produced oil and gas bearing zones in our immediate vicinity and affirms the original prognosis for the project, namely small/negligible risk, but high potential for substantial reserves.  The project will add to the company’s cash flow almost immediately, following drilling and completion operations. Additional projects in Texas are currently being evaluated.

The property has some existing production and is well served with production infrastructure, a gas pipeline runs through the property. Productive wells can be placed on production within thirty days.  Currently prevailing market prices for natural gas is between $5.00 and $6.00 per thousand cubic feet at the wellhead and oil prices range from US$33 to $37 per barrel.  The company relies on litigation protection for “forward looking statements”.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Suite 200, 1687 West Broadway

Vancouver, British Columbia, Canada  V6J 1X2

TSX Venture Exchange: PSH

NASD OTC Bulletin Board: ORROF

April 20, 2004

Portrush to drill next well in Michigan

Portrush is pleased to announce that it has been notified by the operator that drilling of a development well on its jointly held properties in the Lenox Township, Macomb County, Michigan is ready to get underway.  The drilling location is situated Southeast of its Richards and Martin wells which produce from the Niagaran reef reservoir north of New Haven Michigan.  The well is anticipated to be drilled to a depth of approximately 3,200 feet and should take approximately 10 days to complete.

The target of this first well, the Werderman 1-21, is the South-eastern portion of the Lenox Silurian Platform reef which is believed to extend South-east of Portrush’s existing light oil production and natural gas indications on the delineated portion of the reef where the Richards and Martin wells are productive.  The target has been identified on a conventional seismic line.  Information from the well will be released as soon as it is received from the operator.

The company will earn up to approximately a 20% working interest in the well which is approximately 300 feet west and 500 feet south of the Martin well.  Oil production from the new well can be put on stream relatively quickly and negotiations are ongoing to obtain a right of way for a gas pipeline to sell the gas from the existing wells.  This gas is currently being flared and any new gas production, in particular the uphole gas which has been encountered in the existing wells can be brought on stream as soon as the pipeline is installed.  The company has forwarded it share of the drilling costs to the operator.

Through December 2003 the two wells had produced a cumulative total of nearly 100,000 barrels with the Martin well not contributing to that total until April 2003.  Typical reefs in the area can vary in size from approximately 300,000 barrels and 2BCF to over 1,000,000 barrels and 10 BCF of recoverable reserves.

Additional developments on the property including additional seismic are currently underway. It is anticipated that an analysis of this seismic will lead to the next drill location which will target the crestal portion of the reef.  The Martin and Richards wells initially tested 450 barrels a day but they are currently choked back and the gas production is being flared.

The company will update on the Mission River, Texas development property as soon as the first well on that property is underway. This is anticipated shortly.

The company has retained the services of Mr Brian Crawford Green, a resident of Michigan, to provide investor relations for the company on a monthly basis of $3,000.  Mr Crawford Green brings many years of international business experience to the company and Portrush is fortunate to secure the services of such a talented individual.  All of the company’s existing stock options were either exercised or expired on April 5th 2004.  As approved at last years AGM, the company has set three million incentive stock options in accordance with the policies of the Exchange.

To the extent that this news release contains forward-looking statements regarding drill results, estimates of petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind.  Forward –looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.  The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Vancouver, BC V6J 1X2

Tel 800 828 1866

TSX Symbol: PSH

Bulletin Board: PRRPF                                                                                              May 14, 2004

Portrush Completes Texas Oil Discovery

Portrush Petroleum Corporation is pleased to announce the results from the Mission River Oilfield in the Gulf Coast region of Texas, near Corpus Christi, in Refugio County, Texas.

The drilling of the first well and the results obtained have added significantly to the commercial viability of the project. The first well of twelve (12) to be drilled in Phase 1 of this project i.e. the No. 2Scanio –Shelton reached a total depth of 6,800 feet on Sunday evening May9th, 2004. The down hole surveys run in the open hole well- bore during Sunday evening and Monday May 10th.2004 revealed many prospective and probable productive zones of oil and natural gas accumulations which later were further confirmed by eight formation pressure tests and 120 sidewall cores removed from the actual prospective pay sands.

Out of the 120 cores removed from the well-bore 44 were analyzed as having “probable  Production”  of oil, natural gas and/or condensate (light oil carried in the gas streams).Production casing has been run and cemented to a depth of 6,800 feet. Log analysis, formation testing and sidewall core analysis have identified eight zones as having “probable reserves”.

The Mission River Oilfield is a portion of a  massive complex  of productive oil and natural gas fields in the lower gulf Coast region, including the famous “Tom O’Connor” Oilfield. Together these fields have produced approximately  one billion barrels of oil, over one trillion cubic  feet  of natural gas and continue to produce throughout the re-development project area.

Due to tremendous improvement in energy industry technology, rising prices for energy products and vast expansion of market outlook, the  gas bearing strata in  particular and thinner  oil-bearing  horizons previously penetrated but never produced during the original development era (1920 –1950), many were overlooked or then unidentified oil and natural gas sands were left behind as being “non commercial”.

By concentrating on minimal risk and high return re-development investments in existing proven oil and natural gas fields Portrush Petroleum is virtually assured of building a stable and commanding oil and natural gas reserve base which will enhance shareholder value exponentially in the near term.

The operator, High Plains Gas Systems Inc expects oil and/or natural gas production from  No.2 Scanio – Sheldon to commence in approximately 30 days. All necessary equipment, pipelines (both for oil and natural gas) and infrastructure essential for marketing the production are in place and operable. Cash-flow generation is anticipated no later than July 2004. Portrush will continue to update on this project as information is obtained from the operator. Drilling of the additional wells is  planned to  continue through the summer  months and a reserve estimate will be prepared after the initial production testing is completed.

Information on the company can also be obtained by calling (888) 823-8877 or at www.portrushpetroleum.com.

The company relies on litigation protection for  “forward looking statements”.

ON BEHALF OF THE BOARD

/s/ M.Cotter President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 28, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Portrush Petroleum Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | |
|---|---|---|
| 1. | Meeting Type | : Annual General |
| 2. | Class of Securities Entitled to Receive Notice | : Common |
| 3. | Class of Securities Entitled to Vote | : Common |
| 4. | CUSIP Number | : 737027102 |
| 5. | Record Date for Notice | : May 17, 2004 |
| 6. | Record Date for Voting | : May 17, 2004 |
| 7. | Beneficial Ownership Determination Date | : May 17, 2004 |
| 8. | Meeting Date | : June 15, 2004 |
| 9. | Meeting Location | : Vancouver |
| 10. | Business | : Non-Routine |

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401

PORTRUSH PETROLEUM CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the shareholders of PORTRUSH PETROLEUM  CORPORATION  (the  "Company")  will  be  held  at  3rd  Floor,  505  Burrard  Street, Vancouver, British Columbia, on 15th day of June, 2004, at 9:00 a.m. for the following purposes:

1.         To receive the Report of the Directors.

2.         To receive the Audited Financial Statements of the Company for the fiscal period ended December

             31, 2003, together with the Auditor's Report thereon.

3.         To elect Directors for the ensuing year.

4.         To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to

             authorize the Directors to fix the remuneration to be paid to the Auditor.

5.         To consider and, if thought advisable, approve an ordinary resolution approving the Company’s 10%

             rolling stock option plan as more fully set forth in the information circular accompanying this Notice.

6.         To transact such other business as may be brought before the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote  in  his  stead.    If  you  are  unable  to  attend  the  Meeting  in  person,  please  read  the  Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes.  As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 18th day of May, 2004.

BY ORDER OF THE BOARD

"Martin Cotter" President

# PORTRUSH PETROLEUM CORPORATION

## PROXY STATEMENT AND INFORMATION CIRCULAR FOR THE 2004 ANNUAL GENERAL MEETING

This information is given as of May 17, 2004.

## MANAGEMENT SOLICITATION

**This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") of PORTRUSH PETROLEUM CORPORATION (the "Company") by the board of directors of the Company in connection with the solicitation by the Company's board of directors of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held on Tuesday, June 15, 2004 at 9:00 a.m. (Pacific time).**

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

## VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share that such Shareholder holds on May 17, 2004 (the "Record Date") on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company.

**A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.**

In order to be voted, the completed Form of Proxy must be received by Computershare Trust Company or the office of the Company by mail or by fax, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or an adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorize d officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at 700 – 595 Howe Street, Vancouver, BC V6C 2T5 at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

**IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.**

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of common shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

## ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in the Shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their common shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 33,153,667 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on the Record Date will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns shares carrying more than 10% of the voting rights attached to all shares of the Company.

## ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the board of directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). Management of the Company proposes to nominate each of the following persons for election as a director.The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

| Name and Residence of Proposed Directors and Present Offices Held | Principal Occupation | Appointment Date | Number of Shares |
|---|---|---|---|
| Martin P. Cotter<br>Dublin, Ireland<br>**President and Director** | Self-employed professional engineer. Director of the Company from 1996 to present. | January 29, 1996 | 1,546,666 common shares |
| Bruce Nurse<br>Naramata, B.C.<br>**Director** | Self employed independent business consultant | September 25, 2000 | 219,166 common shares |
| Neal Iverson<br>Vancouver, B.C.<br>**Director** | Self-employed realtor with Western Mortgage Realty Corp. | September 26, 2001 | 100,000 common shares |
| Brian Crawford-Greene<br>Nelson, New Zealand | Independent business consultant | Nominee | 671,559 common shares |

The above information was provided by the individual nominee.

The members of the audit committee are Martin Cotter, Bruce Nurse and Neal Iverson.

## STATEMENT OF EXECUTIVE COMPENSATION

### A. Executive Officers of the Company

For the purposes of this Information Circular, "executive officer" and "named executive officer" of the Company have the meanings given to them in Form 51-904F of the Securities Act (British Columbia). The term "SAR" used herein refers to Stock Acquisition Rights.

**Summary Compensation Table**

| Name and Principal Position[1] | Year | Annual Compensation | | | Long Term Compensation | | | All other compensation |
|---|---|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other Annual Compensation | Awards | | Payouts | |
| | | | | | Securities Under Options/ SARs Granted | Restricted Shares or Restricted Share Units | LTIP Payouts ($) | |
| Martin P. Cotter | 2003<br>2002<br>2001 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 72,000<br>60,000<br>60,000 | 500,000<br>500,000<br>245,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| | | | | | | | | |

1. The Company does not have a CFO.

During the most recently completed financial year ended December 31, 2003, the Company did not have a pension plan for its Directors, officers or employees.

There were no defined benefit or actuarial plans in place for any Named Executive Officers during the most recently completed financial year.

The Company has no compensation committee.

### B. Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company other than as set out elsewhere in this Information Circular. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

### C. Options to Purchase Securities

During the Company's financial year ended December 31, 2003 there were 950,000 stock options to purchase shares at $.10 per share outstanding and 500,000 options at $.20 outstanding.

The share options and share appreciation rights granted to the Named Executive Officer during the financial year ended December 31, 2003 were as follows:

| OPTIONS/SAR GRANTS DURING THE MOST RECENT COMPLETED FINANCIAL YEAR | | | | | |
|---|---|---|---|---|---|
| Name | Securities Under Options/SARs Granted (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) | Expiration Date |
| Martin P Cotter | Nil | | | | |
| | | | | | |

The share options and share appreciation rights exercised by the Named Executive Officer during the financial year ended December 31, 2003, and the values of such options and rights at the end of such year were as follows:

| AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES FOR NAMED EXECUTIVE OFFICER | | | | |
|---|---|---|---|---|
| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options/SARs at FY-End (1) Exercisable/ Unexercisable | Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable |
| Martin Cotter | Nil | Nil | 500,000 | Nil |
| | | | | |

(1) The closing price of the Company's shares on the Exchange as at May 14, 2004 was $.<>

***Termination of Employment, Change in Responsibilities and Employment Contracts***

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a changed of the Name Executive Officer's responsibilities following a change in control.

## D. <u>Related Party Transactions</u>

During the Company's financial year ended December 31, 2003, the Company:

(a) paid or accrued $72,000 for management services to the President of the Company; and

(b) paid or accrued $15,000 for consulting services to a director of the Company.

## INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since January 1, 2003, being the commencement of the Company's last completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

## APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company.

Davidson & Company, Chartered Accountants, were first appointed auditor of the Company at the annual general meeting of the Company held on.

## MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

### Adoption of Stock Option Plan

On August 21, 2002, the TSX Venture Exchange (the "Exchange") published its revised Corporate Finance Manual. Under the Exchange's Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. As such, the directors of the Company have adopted and approved a stock option plan. The Plan is limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). This is constituted as a "rolling" as opposed to a "fixed number" plan. Any previously granted options will be deemed to be accepted into and governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan.

Options must be issued only on terms acceptable to the stock exchange upon which the Company's stock trades. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices of the Company or the registered offices of the Company, at Suite 700 – 595 Howe Street, Vancouver, BC, V6C 2T5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

**"BE IT RESOLVED that, subject to regulatory approval:**

1. the Company's 2004 stock option plan (the "Plan") be and it is hereby adopted and approved;
2. the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;
3. the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

**Other Matters**

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

## ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the financial year ended December 31, 2003. Shareholders may contact the Company to request copies of financial statements and MD&A at the following address:

Suite 700 – 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

## CERTIFICATE

The content and sending of this information circular has been approved by the Company's board of directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 17th day of May, 2004

"Martin Cotter"
Martin Cotter, President

PROXY

Type of Meeting: ANNUAL GENERAL MEETING
Name of Company: PORTRUSH PETROLEUM CORPORATION
Meeting Date: JUNE 15, 2004
Meeting Time: 9:00 AM
Meeting Location: 3rd Floor, 505 BURRARD STREET, VANCOUVER, BC

The undersigned Shareholder of the Company hereby appoints Neal Iverson, the Secretary of the Company, or failing him, Martin Cotter, the President of the Company, or ____________________________ as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

		For	Withhold Vote
1.	Elect the following as directors:		
	a. Martin Cotter	☐	☐
	b. Neal Iverson	☐	☐
	c. Bruce Nurse	☐	☐
	d. Brian Crawford-Greene	☐	☐
		For	**Against**
2.	Appointment of Auditor	☐	☐
3.	Approve Stock Option Plan	☐	☐

[ ]

Notes:
The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ____________________________

Please print name: ____________________________

Date: ____________________________

This proxy form is not valid unless it is signed and dated. If someone other than the shareholder of the Company signs this proxy form on behalf of the named shareholder of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.

To be represented at the meeting, this proxy form must be received by mail or by fax no later than forty-eight ("48") hours excluding Saturdays and holidays prior to the time of the meeting at the offices of either Computershare Trust Company of Canada,Proxy Department,100 University Avenue, 9th Floor,Toronto, ON M5J 2Y1, Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524 or with the Registered Office of the Company, at Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, fax number (604) 687-5960.

2

1. **This Proxy is solicited by the Management of the Company.**

2. a. *If the shareholder wishes to attend the meeting to vote on the resolutions in person*, please register your attendance with the Company's scrutineers at the meeting.

   b. *If the shareholder has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person*, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the shareholder's vote will be counted at that time.

3. *If the shareholder cannot attend the meeting but wishes* to vote on the resolutions, the shareholder can *appoint another person*, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the shareholder, this proxy form confers discretionary authority upon the shareholder's appointed proxyholder. This proxy form does not confer authority to vote for the election of any person as a Director of the Company other than those persons named in the accompanying Information Circular.

4. *If the shareholder cannot attend the meeting but wishes* to vote on the resolutions and to *appoint one of the management appointees* named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting, the securities will be voted by the nominee appointed and the nominee in its sole discretion sees fit.

6. If a non-registered shareholder returns the proxy form but subsequently decides to attend the meeting to vote in person, the shareholder must revoke the first proxy form by sending a properly completed new proxy form in accordance with the foregoing instructions, with the management appointee names crossed off and the shareholder's name inserted in the blank.

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F SCHEDULE A

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			03	12	31	04	05	04
ISSUER ADDRESS
200 – 1687 WEST BROADWAY
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6J 1X2	604-738-8116			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
		BRUCE NURSE				04	05
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
		MARTIN P. COTTER				04	05

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

	2003	2002

ASSETS

Current
Cash	$ 4,981	$ 17,456
Receivables	3,832	3,851

	8,813	21,307

Oil and gas properties (Note 3)	173,758	375,826

	$ 182,571	$ 397,133

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 257,848	$ 590,039
Due to related parties (Note 8)	57,954	6,000

	315,802	596,039

Convertible debentures (Note 4)	-	167,926
Future site restoration	6,473	-

	322,275	763,965

Shareholders' deficiency
Capital stock (Note 5)	10,534,248	9,955,650
Share subscriptions received in advance (Note 5)	146,950	-
Contributed surplus (Note 5)	270,552	22,474
Deficit	(11,091,454)	(10,344,956)

	(139,704)	(366,832)

	$ 182,571	$ 397,133

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31

	2003	2002

REVENUE
Oil and gas revenue, net of royalties	$ 415,244	$ 302,915

EXPENSES
Depletion	599,679	398,046
Operating	123,767	70,288
General and administrative (Note 6)	343,110	216,004

	(1,066,556)	(684,338)

Loss before other items	(651,312)	(381,423)

OTHER ITEMS
Gain on settlement of accounts payable	2,464	-
Interest expense	(12,191)	-
Foreign exchange loss	(85,459)	-
Recovery of resource property costs	-	77,645
Write-off of oil and gas properties (Note 3)	-	(1,441,793)
Settlement of lawsuit	-	(4,000)

	(95,186)	(1,368,148)

Loss for the year	(746,498)	(1,749,571)

Deficit, beginning of year	(10,344,956)	(8,595,385)

Deficit, end of year	$ (11,091,454)	$ (10,344,956)

Basic and diluted loss per share	$ (0.03)	$ (0.10)

Weighted average number of shares outstanding	22,235,777	17,767,024

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (746,498)	$ (1,749,571)
Items not affecting cash:
Accrued interest	12,191	-
Depletion	599,679	398,046
Gain on settlement of accounts payable	(2,464)	-
Write-off of oil and gas properties	-	1,441,793
Recovery of resource property costs	-	(77,645)
Stock-based compensation expense	-	22,474

Changes in non-cash working capital items:
Decrease in receivables	19	107,318
Decrease in accounts payable and accrued liabilities	(341,918)	(340,732)

Net cash used in operating activities	(478,991)	(198,317)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	51,954	(210,643)
Net proceeds from issuance of capital stock	646,676	301,833
Share subscriptions received in advance	146,950	-
Proceeds from convertible debentures	12,074	167,926

Net cash provided by financing activities	857,654	259,116

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(391,138)	(138,973)
Proceeds of resource property costs recovered	-	77,645

Net cash used in investing activities	(391,138)	(61,328)

Decrease in cash during the year	(12,475)	(529)

Cash, beginning of year	17,456	17,985

Cash, end of year	$ 4,981	$ 17,456

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquisition and development of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	2003	2002

Working capital (deficiency)	$ (306,989)	$ (574,732)
Deficit	(11,091,454)	(10,344,956)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells.  General and administrative costs are not capitalized other than to the extent of the Company's working interest in operating capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2003, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont’d…)

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content.  The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties.  The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method.  Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Site restoration

The Company has adopted the recently issued CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized an estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $6,473 (2002 - $Nil).

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection on sale is reasonably assured.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Income taxes

The Company follows the asset/liability method of accounting for income taxes.  Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For loss per share, the dilutive effect has not been computed as it proved to be anti-dilutive. Dilutive instruments include options and warrants which, if exercised, would increase capital stock by 9,687,059 (2002 – 9,600,000) common shares.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.

OIL AND GAS PROPERTIES

	2003	2002

Oil and gas properties, U.S.A.	$ 1,171,483	$ 773,872

Less: Accumulated depletion	(997,725)	(398,046)

	$ 173,758	$ 375,826

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

3.

OIL AND GAS PROPERTIES (cont’d…)

Alberta prospects, Canada

The Company had working interests in certain prospects ranging from 16.67% to 20.83% located in Alberta, Canada. During the year ended December 31, 2002, the prospects located in Alberta were abandoned and all related costs of $1,441,793 were written-off.

Michigan and Wyoming, U.S.A.

At December 31, 2003, the oil and gas properties located in the United States of America (“U.S.A.”) include $Nil (2002 - $773,872) relating to unproved properties that have been excluded from the depletion calculation. The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. The Company also had a 25% working interest in a prospect located in Wyoming, U.S.A. However, during the year ended December 31, 2002, the prospect was abandoned.  During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 (2002 - $164,456) included in accumulated depletion.

4.

CONVERTIBLE DEBENTURES

During the year ended December 31, 2003, the Company issued convertible debentures bearing interest at 8% per annum for total proceeds of $180,000, of which $167,926 was received during the year ended December 31, 2002. The debentures were converted, at the option of the holder, into 1,500,000 units (Note 5) during the year.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2001	16,768,942	$ 9,653,817	$ -
Private placement	3,100,000	310,000	-
Exercise of warrants	41,666	5,833	-
Exercise of options	150,000	15,000	-
Stock-based compensation	-	-	22,474
Share issuance costs	-	(29,000)	-

Balance, December 31, 2002	20,060,608	9,955,650	22,474

Private placements	4,137,059	351,251	205,049
Exercise of options	50,000	5,000	-
Exercise of warrants	946,000	141,900	-
Conversion of convertible debentures	1,500,000	116,439	63,561
Share issuance costs	-	(35,992)	(20,532)

Balance, December 31, 2003	26,693,667	$ 10,534,248	$ 270,552

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Included in issued capital stock are 103,125 common shares held in escrow that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

During the year ended December 31, 2003, the Company received subscriptions of $146,950 in advance of the issuance of common shares pursuant to the exercise of warrants. The common shares were issued subsequent to the year end (Note 12).

In August 2003, the Company issued 2,100,000 units at a price of $0.10 per unit for total proceeds of $210,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.10 until August 28, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $79,313 which is included in contributed surplus. The Company incurred share issuance costs of $12,780 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

In October 2003, the Company issued 2,037,059 units at a price of $0.17 per unit for total proceeds of $346,300.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.24 until October 14, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $125,736 which is included in contributed surplus. The Company incurred share issuance costs of $36,444 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

In November 2003, the Company issued 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000 (Note 4). Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share for $0.12 until May 1, 2004 and thereafter for $0.14 until May 1, 2005. The share purchase warrants issued with this conversion have been recorded at a fair value of $65,561 which is included in contributed surplus. The Company incurred share issuance costs of $7,300 on the conversion which were allocated on a pro-rata basis between capital stock and contributed surplus.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years. The maximum number of shares reserved for issuance under  the plan is equal to 2,100,000.

The following incentive stock options and share purchase warrants were outstanding at December 31, 2003:

	Number of Shares	Exercise Price	Expiry Date

Options	950,000	$ 0.10	April 5, 2004 (Note 12)

Warrants	3,100,000	0.15	June 18, 2004
	1,500,000	0.12	May 1, 2004
		then at 0.14	May 1, 2005
	2,100,000	0.10	August 28, 2005
	2,037,059	0.24	October 14, 2005

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2001	970,000	$ 0.27

Options granted and re-priced	1,150,000	0.10
Options expired and cancelled	(470,000)	0.35
Options exercised	(150,000)	0.10

Balance, December 31, 2002	1,500,000	0.13

Options expired and cancelled	(500,000)	0.20
Options exercised	(50,000)	0.10

Balance, December 31, 2003	950,000	$ 0.10

Number of options currently exercisable	950,000	$ 0.10

6.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	2003	2002

Consulting and administration fees	$ 34,322	$ 19,700
Management fees	87,000	60,000
Office and miscellaneous	62,040	21,722
Professional fees	100,702	65,253
Transfer agent and regulatory fees	22,266	19,307
Travel and promotion	36,780	30,022

	$ 343,110	$ 216,004

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2003	2002

Cash paid during the year for interest	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2003 included:

a)

The issuance of 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000 (Note 5).

b)

The accrual of future site restoration costs of $6,473.

The Company did not have any significant non-cash transactions during the year ended December 31, 2002.

8.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $87,000 (2002 - $60,000) to two directors.

b)

Paid or accrued rent of $4,000 (2002 - $6,000) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002

Loss for the year	$ (746,498)	$ (1,749,571)

Expected income tax recovery	$ (280,683)	$ (692,830)
Write-off of oil and gas properties	-	570,950
Non-deductible items for tax	225,479	157,626
Other	(53,402)	(80,216)
Unrecognized benefits of non-capital losses	108,606	44,470

Total income tax recovery	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

9.

INCOME TAXES (cont’d…)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2003	2002

Future income tax assets:
Oil and gas properties	$ 1,054,369	$ 1,106,696
Mineral property and related exploration expenditures	95,334	104,074
Financing fees	95,944	124,762
Operating losses available for future periods	1,297,299	2,066,698
Capital losses available	527,409	263,922

	3,070,355	3,666,152

Valuation allowance	(3,070,355)	(3,666,152)

Net future income tax asset	$ -	$ -

The Company has incurred operating losses of approximately $3,644,000 which, if unutilized, will expire commencing 2004. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years.  Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

10.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry in the U.S.A.

The total amount of assets attributable to Canada is $8,813 and the total amount of assets attributable to the U.S.A. is $173,758.

11.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company entered into the following transactions:

a)

The Company issued 2,560,000 common shares pursuant to the exercise of warrants for proceeds of $426,500 of which $146,950 was received prior to December 31, 2003.

b)

The Company issued 950,000 common shares pursuant to the exercise of options for proceeds of $95,000.

c)

The Company entered into an agreement to acquire a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas. As consideration for its interest, the Company is required to make staged payments totalling USD$1,044,000.

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Description of Business and effective Date of this Report

Portrush Petroleum Corporation is a junior oil and gas exploration and development company. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the year-ended December 31, 2003 (the "Financial Statements"). The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of May 4, 2004.

2003 Performance Summary

In 2001 the Company drilled a discovery well (the Richards 1-20) in the Lenox Project, Macomb County, SE Michigan.  Portrush has a 22.5% working interest in this project.  A second well (the Martin 1-21) was drilled in 2002.  Both wells were productive in the Brown Niagaran.

Production from the property commenced in January 2002 and the Richards and Martin wells are both on production.  Production revenue for fiscal 2002 was $302,915 and for fiscal 2003 production revenue was $415, 244.

Follow up wells, the Schmude LaTorre 1-20 and the Savoy Werderman 1-21 north and east of the producing wells were completed in October 2003 and April 2004 respectively.  The Brown Niagaran was not encountered at either well.

Oil production from the wells is presently being curtailed and the wells are chocked back in order to avoid excessive gas production.  This excess gas is currently being flared.

A proposal to install a gas pipeline to capture and sell the gas has been finalised and this proposal has been presented to the working interest partners for approval.

A 2-D seismic program has been completed and additional drilling on the property is contemplated for the second quarter of 2004. The Shmude LaTorre 1-20 well encountered a gas charged zone up-hole of the Reef formation.  It is intended to fully evaluate the up-hole gas when the next well is drilled on the property.

Selected Annual Financial Information

The following table provides a brief summary of the Issuer's financial operations.  For more detailed information, refer to the audited financial statements and unaudited financial statements of the Issuer which are attached to and form part of this form.

	Year-end 12/31/03	Year-end 12/31/02	Year-end 12/31/01
Revenues (Net) Other (Interest)	415,244	302,915 120	Nil 1,378
General and Administrative Expenses	343,110	216,004	256,160
Write-off of oil & gas properties(1)	Nil	1,441,793	1,176,692
Settlement of lawsuit & write-off of deferred financing costs(2)	Nil	4,000	380,348
Net Income (Loss) per share	(746,498) (0.03)	(1,749,571) (0.10)	(1,811,822) (0.12)
Working Capital	(306,989)	(574,732)	(1,018,261)
Oil & Gas Properties Property Expenditures	391,138	138,973	1,386,646
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity Dollar Amount Number of Securities(3)	(139,704) 26,693,667	(366,832) 20,060,608	1,058,432 16,768,942

(1)

In fiscal 2002, the Company wrote-off the deferred oil& gas exploration costs on its Alberta properties.

(2)

In fiscal 2001, the Company wrote-off deferred financing costs of $297,348.

(3)

There were 26,693,667 (2002: 20,060,608 ) shares issued and outstanding as of December 31, 2003 of which 103,125 are escrowed shares which will be released only upon obtaining the consent of the appropriate regulatory authority.

The Company’s accounting policy is to record its resource properties at cost.  Exploration and development expenditures relating to resource properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Properties of the Company

Lennox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focussed its efforts on the Lennox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. A proposal to install a gas pipeline to conserve and sell the gas to a local utility has been finalized. This proposal has been presented to the working interest partners for approval.

Production revenue for fiscal 2002 was $302,915 and for 2003 was $415,244. This revenue was primarily derived from the Richards and Martin wells at Lennox. Follow-up development drilling of the Schmude LaTore 1-20 and the Savoy Werderman wells were not successful in adding additional reserves in the Brown Niagaran.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin. Portrush is now in a position to form relationships with industry partners to evaluate other Silurian reef projects in the basin. The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

Exploration Risks

Oil and gas exploration and development involves significant risks.  Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions.  There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations

General and Administrative expenses for the year were $343,110 compared with $216,004 for 2002. Every category of expense increased due to the increased activity of the Company. The Company paid or accrued to the President of the Company fees of $72,000 and to a director of the Company fees of $15,000. The Company’s priority is to establish a sound financial base and it is anticipated that this can be accomplished without increasing general and administrative expenses significantly.

During the year, the Company reviewed a number of projects, and any costs associated with these projects have been written off.

Summary of Quarterly Results

Description	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002 Net Icome (loss)	(35,494)	(45,964)	(92,911)	(1,716,361)
2002 Net Icome (loss) per share	(0.01)	(0.01)	(0.01)	(0.10)
2003 Net Icome (loss)	(43,389)	(58,300)	(161,319)	(483,490)
2003 Net Icome (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)

Liquidity

The Company has been credited with operating revenue derived from the production of the Lennox wells and the operator has setoff this revenue against various drilling and exploration costs incurred by the operator on the Company’s behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of the mineral property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Financing, Principal Purposes and Milestones

The Company raised $614,590 in additional capital through the sale of equity in private placements, the exercise of various warrants and the conversion a convertible debenture in the amount of $180,000. These funds were used for development drilling and general and administrative expenses.

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During 2003 the Company paid management consulting fees in the amount of $72,000 to the President of the Company and $15,000 to a director of the company.

Fourth Quarter

During the fourth quarter, the Company drilled a follow up well in the Lennox Project, the Schmude LaTorre 1-20 north and east of the producing wells in October 2003.  The Brown Niagaran was not encountered at the well.

Changes in Accounting Policies

Stock Options

The Company has elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, “Stock Based Compensation and Other Stock-based Payments”, which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note. There were no options issued during fiscal 2003.

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized an estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $6,473 (2002 - $Nil).

Subsequent Events

In January 2004 the Company signed a letter of intent to participate for a 10% working interest in a twelve well development program in the Mission River project in Texas.  The first well on this project will be drilled in May 2004.  The Company also earned a 5% working interest in the San Bernard well which has been placed on production at a rate of half a million cubic feet of gas per day.

During April, the Company drilled a follow up well in the Lennox Project, the Werderman 1-21. The Brown Niagaran was not encountered at the well.

**FEE RULE**

---

**Reporting Issuer Name:** **Portrush Petroleum Corporation**

**Financial Year Ending, used in calculating the participation fee:** **December 31, 2003**

**Complete Only One of 1, 2 or 3:**

**1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)**

| | | | |
|---|---|---|---|
| Market value of equity securities: | | | |
| Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year | | 26,693,667 | |
| Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) | X | $0.15 | |
| Market value of class or series | = | $4,004,050 | |
| | | | 4,004,050 (A) |
| (Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) | | | n/a(A) |
| Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]** | | | n/a(B) |
| (Repeat for each class or series of corporate debt or preferred shares) | | | n/a(B) |
| **Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** | | | $4,004,050 |
| **Total fee payable in accordance with Appendix A of the Rule** | | | $1,000 |
| Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) | | | ________ |
| Total Fee Payable x 12 Number of entire months remaining in the issuer's financial year / 12 | | | |
| Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) | | | $1,000 |

**2. Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

**Total Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

**3. Class 3 Reporting Issuers (Foreign Issuers)**

Market value of securities:
*If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):*
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

**Capitalization (add market value of all classes and series of securities)** ________

*Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):*

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

**Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\text{Total Fee Payable} \times \frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

## Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: June 04, 2004      By: /s/ Neal Iverson______________________________

                                           Neal Iverson, Director/Corporate Secretary